UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.761

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Extraordinary and Ordinary General Meetings of Shareholders of the Company

Atento S.A. (the “Company”) held an Extraordinary General Meeting (the “EGM”) and an Ordinary General Meeting of Shareholders (the “Ordinary General Meeting,” and together with the EGM, the “Meetings”) on April 2, 2021 at the office of Maître Jacques Kesseler at 13, Route de Luxembourg, L-4761 Pétange, Grand Duchy of Luxembourg. A total of 11,430,079 of the Company’s ordinary shares, representing approximately 81.10% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Meetings.

The Company’s shareholders approved the item submitted for approval at the EGM, as follows:

•	Approval of the amendment of article thirteen (13) of the articles of association of the Company, with 11,029,930 votes in favor, 392,251 votes against and 7,898 abstentions.

The Company’s shareholders approved each of the items submitted for approval at the Ordinary General Meeting, as follows:

•

Approval of the appointment of Deloitte Audit, Société à responsabilité limitée as independent auditor (réviseur d’entreprises agréé) of the Company with respect to the financial year ending on December 31, 2021 and, as a result, for a term which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021, with 10,792,007 votes in favor, 636,918 votes against and 1,154 abstentions; and

•

Approval of the amendment of the existing 2014 Omnibus Plan of the Company to increase the number of shares of the Company authorized to be issued and/or allocated thereunder, with 10,714,275 votes in favor, 694,032 votes against and 21,772 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Carlos López-Abadía
Carlos López-Abadía Chief Executive Officer

Date: April 7, 2021